UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, September 4, 2014.

Management Proposal

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”) hereby submits to its Shareholders the Management Proposal on the matters to be considered and voted on at the Extraordinary Shareholders' Meeting to be held at 9:00 a.m. on September 24, 2014 ("Meeting"), as follows:

On August 25, Mr. Marcelo Pires Oliveira Dias submitted to the Company his resignation from the position of sitting member of the Board of Directors, to which he had been elected at the Annual Shareholders' Meeting (“ASM”) held on April 29, 2014, due to other conflicting professional obligations.

The Controlling Shareholders, as per Clause 8.2.1 of the Shareholders' Agreement thus nominated:

(i)    for the position of member of the Board of Directors, to replace Mr. Marcelo Pires Oliveira Dias, Mr. Francisco Caprino Neto, who thus submitted to the Company, on the same date, his resignation from the position of deputy member for Mr. Murilo Cesar L. S. Passos, to which he had been elected at the ASM held on April 29, 2014; and

(ii)   for the position of deputy member, to replace Mr. Francisco Caprino Neto, Mr. Márcio Garcia de Souza.

The Board of Directors of the Company, at the meeting held on August 27, was informed of such resignations and the respective nominations and, pursuant to Article 150 of Federal Law 6,404/76 ("Brazilian Corporations Law"), nominated, subject to approval of to the Shareholders' Meeting, Mr. Francisco Caprino Neto and Mr. Márcio Garcia de Souza to the positions of sitting and deputy members for Mr. Murilo Cesar L. S. Passos, respectively, to serve for the remainder of the term-of-office ending at the 2015 ASM.

Thus, the Management of the Company proposes to the Meeting:

(i)    to take cognizance of the resignations of Mr. Francisco Caprino Neto and Mr. Marcelo Pires Oliveira Dias from the positions of deputy and sitting member, respectively, of the Company’s Board of Directors; and

(ii)   to elect (ii.i) Mr.Francisco Caprino Neto to the position of sitting member, replacing Mr. Marcelo Pires Oliveira Dias, and (ii.ii)Mr. Márcio Garcia de Souzato the position of deputy member for Mr. Murilo Cesar L. S. Passos, replacing Mr. Francisco Caprino Neto to serve for the remainder of the unified term-of-office of one (1) year of the members of the Board of Directors, pursuant to Paragraph 3, Article 150 of Brazilian Corporations Law.

The Company’s Board of Directors, with term-of-office until the ASM to be held in 2015, will  have the following composition:

Sitting Members	Deputy Members
Murilo Cesar L. S. Passos	Márcio Garcia de Souza
Francisco Caprino Neto	André Pires Oliveira Dias
Cláudio Borin Guedes Palaia	Fernando A. Camargo de Arruda Botelho
Renê Sanda	Osvaldo Cezar Galli
Deli Soares Pereira	Tereza Pinto Coelho Gomes
Carlos Alberto Cardoso Moreira	Paola Rocha Ferreira
Maria Helena dos Santos F. de Santana	Independent director

The résumés of Mr. Francisco Caprino Neto and Mr. Márcio Garcia de Souza, as well as the information required under Article 10 of CVM Instruction 481/2009 are available as of this date at the registered office of the Company, on its website (www.cpfl.com.br/ir) and on the website of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br), as well as in Appendix I hereto.

Shareholders may clarify any doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

APPENDIX I TO THE MANAGEMENT PROPOSAL

12. INFORMATION ON NOMINEES TO MANAGEMENT INDICATED BY CONTROLLING SHAREHOLDERS

12.6. Data on nominees to the management of the issuer

The following table indicates main data on nominees to sitting and deputy positions on the Board of Directors:

Nominees to the Board of Directors
Name	Age	Profession	Individual Taxpayer’s ID (CPF)	Elected position	Date of election	Date of inauguration	Term of Office	Other positions or duties held in the Company(i)	Appointed by Controlling Shareholder?
Francisco Caprino Neto	54	Metallurgical Engineer	049.976.298-39	Sitting Board Member	8/27/2014	TBD	1 year, for the remainder of the current term-of-office until the 2015 Annual Shareholders’ Meeting	Member of the Management Processes Committee, Human Resources Management Committee and Related Parties Committee, Member of the Budget and Corporate Finances, Risk Management and Strategy Commissions.	Yes
Márcio Garcia de Souza	59	Production Engineer	425.539.467-91	Deputy Board Member	8/27/2014	TBD	1 year, for the remainder of the current term-of-office until the 2015 Annual Shareholders’ Meeting	-	Yes

12.8. Data on nominees to management of the issuer

a. Nominee resumes, including professional experiences in the last five (5) years and indicating all positions held or that have been held in publicly held companies

BOARD OF DIRECTORS

Sitting: Francisco Caprino Neto	Deputy: Márcio Garcia de Souza

Graduated in Metallurgical Engineering from USP/SP in 1983, Mr. Caprino Neto also holds a Master’s degree in Metallurgical Engineering from the same institution obtained in 1992. Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2005 to 2006. He has been Superintendent Officer and chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE) and of Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), as well as of VBC Energia S.A. since 2009, and Executive Officer of Camargo Corrêa S.A. (CCSA) since 2010 and of ESC Energia S.A. since 2012. He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR) since 2003. He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to April 2013, and a deputy member from April to August 2014.

Graduated in Production Engineering from UFRJ/RJ in 1978, Mr. Souza also holds a Master’s degree in Business Administration from Columbia University, USA, obtained in 1980. Mr. Souza built his career as an executive mainly in the financial departments of large companies, such as Xerox, Bunge International, Lojas Americanas, and Grupo Tavex, in Spain. He was also a partner of the investment fund Baring Private Equity Partners. Since 2010, he has been Superintendent Director of Camargo Corrêa S.A. He is also the Chairman of the Board of Directors of São Paulo Alpargatas S.A. and of Grupo Tavex S.A.

b. Describe any of the following events that have occurred in the last five (5) years

i. any criminal conviction

ii. any conviction in a CVM administrative suit and respective penalties applied

iii. any final conviction, either legal or administrative, that may have suspended or prohibited the practice of any professional or commercial activities

Controlling Shareholders have declared to CPFL Energia that any of the nominees indicated thereby for positions as members of the Board of Directors are able to affirm that they have not suffered any (i) criminal convictions, (ii) convictions in a CVM administrative suit or (iii) final conviction, either legal or administrative, that may have suspended or prohibited the practice of professional or commercial activities.

12.9 Marriage, stable union or kinship up to the second degree between the following parties

a. issuer’s management

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of CPFL Energia.

b. (i) issuer’s management and (ii) the management of the issuer’s direct or indirect subsidiaries

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia

c. (i) issuer’s management and that of its direct and indirect subsidiaries and (ii) the issuer’s direct or indirect controllers

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of CPFL Energia, or managers of its direct and indirect subsidiaries and its direct and indirect controlling shareholders:

d. (i) issuer’s management and (ii) the management of the issuer’s indirect and direct controlling corporations

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia.

12.10 Inform any subordinate relations, service provision relations or control maintained, in the last three fiscal years, between the issuer’s management and the following parties

a. a corporation indirectly or directly controlled by the issuer

No nominee for sitting or deputy positions in the Board of Directors of CPFL Energia has exercised, in the last three (3) fiscal years, executive duties in any corporation directly or indirectly controlled by the CPFL Energia.

b. direct or indirect controller of the issuer

The nominees to positions on the Board of Directors of CPFL Energia have held, in the last three (3) fiscal years, management positions (officer of member of the Board of Directors) in a direct or indirect controlling corporation or entity of CPFL Energia:

- Francisco Caprino Neto is Superintendent Officer and Chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE), Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and VBC Energia S.A., and an Executive Officer at Camargo Corrêa S.A. (CCSA) and ESC Energia S.A.

- Márcio Garcia de Souza is Superintendent Director of Camargo Corrêa S.A. (CCSA).

c. if relevant, any supplier, customer, creditor or debtor of the issuer, its subsidiary or controller or the subsidiaries of any of the aforementioned persons

There are no relations marked by subordination, service provision or control between nominees to the Board of Directors of CPFL Energia and suppliers, customers, creditors or debtors of the CPFL Energia, or those of its subsidiaries, controllers or the subsidiaries of any of the aforementioned persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.